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Jonathan Gaines jonathan.gaines@dechert.com +1 212 641 5600 Direct +1 212 698 3599 Fax

January 7, 2021

VIA EDGAR

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn:	Mr. Jeffrey Long

Re:	CION Ares Diversified Credit Fund, File No. 333-212323 (the “Fund”)

Dear Mr. Long:

We are writing in response to your comments with respect to your review, pursuant to the Sarbanes-Oxley Act of 2002, of the annual report of the Fund filed on Form N-CSR relating to the fiscal year ended October 31, 2019 (the “Annual Report”). The Fund has considered your comments and has authorized us, on its behalf, to make the responses discussed below.

On behalf of the Fund, set forth below are the comments from the Staff of the Securities and Exchange Commission, along with our responses to such comments, as requested. All capitalized terms not defined herein shall have the meaning as set forth in the Annual Report.

Annual Report

1.	Comment: Please explain supplementally whether any of the loans identified in the Consolidated Schedule of Investments are unitranche loans. In future filings, please provide disclosure in the Notes to Consolidated Financial Statements that explains the risks associated with these investments, if applicable.

Response: The Fund has a limited number of unitranche loans in its investment portfolio. The disclosure will be revised as requested in the Fund’s future filings.

2.	Comment: As it relates to investments in collateralized loan obligation vehicles, please confirm supplementally whether the Fund uses the effective interest rate method in accordance with the provisions of ASC 325-40 (Beneficial Interests in Securitized Financial Assets) and include additional disclosure related to this policy in future filings.

Response: The Fund uses the effective interest rate method in accordance with the provisions of ASC 325-40. The disclosure will be revised as requested in the Fund’s future filings.

3.	Comment: Please provide the acquisition date of any securities held by the Fund that are restricted for resale, per Rule 12-12 of Regulation S-X, if applicable.

Response: The Fund will include the acquisition date of any securities held by the Fund that are restricted for resale in the Fund’s future filings, per Rule 12-12 of Regulation S-X.

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Should you have any questions or comments, please contact the undersigned at 212.641.5600.

Sincerely,

/s/ Jonathan Gaines

Jonathan Gaines